
11006406

DOMINION RESOURCES, INC.
2010 SUMMARY ANNUAL REPORT

POSITIONED FOR GROWTH



Contents

DOMINION RESOURCES, INC.

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 27,600 megawatts of generation, 11,000 miles of natural gas transmission, gathering and storage pipeline and 6,100 miles of electric transmission lines. Dominion operates the nation's largest natural gas storage system with 947 billion cubic feet of storage capacity and serves 5.8 million utility and retail energy customer accounts in 14 states.* For more information about Dominion, visit the company's website at www.dom.com.

*All numbers are as of March 1, 2011.



Shareholders receiving this Summary Annual Report in connection with our 2011 Annual Meeting of Shareholders should read it together with our 2010 Annual Report on Form 10-K. This Summary Annual Report includes only financial and operating highlights and should not be considered a substitute for our full financial statements, inclusive of footnotes, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our Annual Report on Form 10-K. A copy of the Form 10-K, including the full financial statements, accompanies this Summary Annual Report and may also be obtained free of charge through our website at www.dom.com or by writing to our Corporate Secretary at P.O. Box 26532, Richmond, Virginia 23261-6532.

Consolidated Financial Highlights

Year ended December 31,	2010	2009	% Change
Financial Results (millions)			
Operating revenue	$ 15,197	$ 14,798	2.7%
Operating expenses	11,964	12,229	-2.2%
Amounts attributable to Dominion:			
Income from continuing operations, net of tax	2,963	1,261	135.0%
Income (loss) from discontinued operations, net of tax	(155)	26	—
Reported earnings	2,808	1,287	118.2%
Operating earnings*	1,971	1,942	1.5%
Data per Common Share			
Reported earnings	$ 4.76	$ 2.17	119.4%
Operating earnings*	$ 3.34	$ 3.27	2.1%
Dividends paid	$ 1.83	$ 1.75	4.6%
Market value (intraday high)	$ 45.12	$ 39.79	13.4%
Market value (intraday low)	$ 36.12	$ 27.15	33.0%
Market value (year-end)	$ 42.72	$ 38.92	9.8%
Book value (year-end)	$ 20.65	$ 18.66	10.7%
Market to book value (year-end)	2.07	2.09	-1.0%
Financial Position (millions)			
Total assets	$ 42,817	$ 42,554	0.6%
Total debt	17,641	17,913	-1.5%
Common shareholders' equity	11,997	11,185	7.3%
Equity market capitalization	24,813	23,328	6.4%
Cash Flows (millions)			
Net cash provided by operating activities	$ 1,825	$ 3,786	
Net cash provided by (used in) investing activities	419	(3,695)	
Net cash used in financing activities	(2,232)	(112)	
Other Statistics (shares in millions)			
Common shares outstanding – average, diluted	590.1	593.7	
Common shares outstanding – year-end	580.8	599.4	
Number of full-time employees	15,800	17,900	

Based on Non-GAAP Financial Measures. See page 20 for GAAP Reconciliations.


Operatings Earnings* Dollars per Share
2.47
2.47
3.16
3.27
3.34
2006
2007
2008
2009
2010

*Based on Non-GAAP Financial Measures. See page 20 for GAAP reconciliations.


Year-End Stock Price Dollars per Share
41.92
47.45
35.84
38.92
42.72
2006
2007
2008
2009
2010

DOMINION AT A GLANCE

Dominion's three primary operating segments operate in 14 states in the mid-Atlantic, Northeast and Midwest.

2010 Primary Operating Segment Earnings Percentages*

- DOMINION VIRGINIA POWER
- DOMINION ENERGY
- DOMINION GENERATION


20%
22%
58%

*Excludes Corporate and Other Segment

For factors that could cause actual results to differ from expected results, see Item 1A. Risk Factors, Forward-Looking Statements in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A. Quantitative and Qualitative Disclosures About Market Risk in our Annual Report on Form 10-K for the year ended Dec. 31, 2010.

DOMINION VIRGINIA POWER



DOMINION ENERGY



DOMINION GENERATION



	BUSINESS LINES	2010 HIGHLIGHTS	2011 OUTLOOK
Operates regulated electric transmission and distribution franchises in Virginia and northeastern North Carolina, providing electric service to about 2.4 million customer accounts in the two-state area. Dominion Retail, serving approximately 2.1 million customer accounts in 14 retail choice states, is part of this unit.	• Electric transmission • Electric distribution • Non-regulated retail energy marketing (electric and gas)	• Connected about 27,000 new franchise customer accounts. • Settled 2009 Virginia Power base rate case. • Proceeded on schedule and on budget with construction on two major transmission lines — Meadow Brook to Loudoun and Carson to Suffolk — that are expected to be completed in 2011.	• Maintain a superior safety record. • File with the Virginia State Corporation Commission an application to rebuild the aging Mt. Storm to Doubs transmission line, one of 65 projects totaling $770 million to be filed. • Propose a pilot program to offer time-of-day pricing options to encourage off-peak charging of electric vehicles.

	BUSINESS LINES	2010 HIGHLIGHTS	2011 OUTLOOK
Operates the nation's largest natural gas storage system; a network of 11,000 miles of natural gas transmission, gathering and storage pipelines; a natural gas distribution system serving 1.3 million customer accounts in West Virginia and Ohio; and a liquefied natural gas terminal in Maryland. It also includes the producer services function.	• Natural gas transmission • Natural gas distribution • Natural gas storage • Producer services	• Completed the sale of our Appalachian natural gas exploration and production operations for nearly $3.5 billion. • Completed the sale of the Pennsylvania local distribtion company, Dominion Peoples, for $780 million. • Placed the HUB I, II, and III and Rural Valley projects into service.	• Maintain a superior safety record. • Invest in infrastructure in the Marcellus Shale region to meet the needs of the producer community and the marketplace. • Continue Dominion East Ohio's bare steel pipe replacement program, a $2.6 billion, 25-year project launched in 2008.

	BUSINESS LINES	2010 HIGHLIGHTS	2011 OUTLOOK
Operates the company's fleet of regulated power stations serving its electric utility franchise, as well as a merchant power fleet supplying wholesale markets in the Midwest and Northeast. Together, they account for approximately 27,600 megawatts of generation.	• Utility power production • Merchant power production	• Proceeded on schedule and on budget with construction of Bear Garden and the Virginia City Hybrid Energy Center, combining for 1,165 megawatts and more than $2.4 billion in investment. • Obtained from the Virginia Department of Environmental Quality an air permit for the proposed 1,300-megawatt gas-fired Warren County facility. • Completed the Brayton Point Unit 3 Economizer replacement project to improve efficiency and reliability.	• Maintain a superior safety record. • Bring online the 580-megawatt, gas-fired combined cycle Bear Garden Power Station in Central Virginia. • File with the Virginia SCC an application for Warren County, which is expected to come online in late 2014 or early 2015.

DOMINION'S OPERATING AND SERVICE AREAS

DOMINION VIRGINIA POWER

As of December 31

- Regulated Electric Distribution (VA) and (NC)
- Electric Transmission Lines (Bulk Delivery)
- Electric Transmission Lines (Bulk Delivery) Planned/ Under Construction

Does not reflect 2.1 million nonregulated retail customer accounts in 14 states.



DOMINION ENERGY

As of December 31

- Natural Gas Transmission Pipelines
- Natural Gas Transmission Pipelines (Partnership)
- Natural Gas Underground Storage Pools
- Cove Point LNG Facility
- Regulated Natural Gas Distribution (OH) and (WV)



DOMINION GENERATION

As of December 31

Generation Stations in Operation

- Coal
- Hydro
- Natural Gas
- Nuclear
- Oil / Gas
- Biomass
- Wind

New Generation Stations Planned/Under Development

- Coal
- Natural Gas
- Biomass
- Wind

* The sale of Dominion's interest in Morgantown Power Station (WV) closed January 31, 2011.



Dominion's 5-Year OSHA Recordable Incident Rates*


1.87
1.40
1.15
1.15
0.95
2006
2007
2008
2009
2010

*Dominion Incident Rate = Number of Recordables x 200,000/Man-Hours Worked



Thomas F. Farrell II
Chairman, President and Chief Executive Officer

DEAR INVESTORS,

The year 2010 will be remembered as one of significant change — at Dominion as well as throughout the nation and world. The U.S. economy took only modest steps toward recovery, while the U.S. stock markets traded up and down and the unemployment rate remained at near double-digit levels.

Despite this turbulence, the people at Dominion remained true to our four core values — safety, ethics, excellence and teamwork. These principles are the backbone of our corporate structure and culture. Management and employees alike strictly adhere to them.

Never forget that the daily tasks of many of our employees are dangerous — from repairing power and gas lines to operating power stations and gas compressors. That is why safety ranks first on our list. We are proud that our U.S. Occupational Safety and Health Administration's recordable incident rate of 0.95 incidents per 100 employees in 2010 represented a 17 percent reduction from 2009, and 77 percent from 2003. In fact, all three of our operating units demonstrated superior safety performance in 2010. Dominion consistently ranked in the top quartile of companies in the Southeast Electric Exchange in employee safety performance during 2010.

Our customer value and satisfaction rankings at Dominion Transmission show without a doubt what our people can do. For the fifth year, our gas pipeline business unit was ranked first in customer value and customer satisfaction among its primary Northeast competitors, according to a 2010 study by Missouri-based consultant Mastio & Co. Nationwide, Dominion Transmission ranked third in customer value and fifth in customer satisfaction among pipelines with at least 3,500 miles of transmission pipeline and deliveries of at least 1 trillion cubic feet of gas.

Thanks to dedicated employees throughout Dominion, your company has substantially completed


Total Return Comparison Percent
through December 31, 2010
1 Year Total Return
3 Year Total Return
5 Year Total Return
14.8
3.2
35.9
DOMINION
6.5
-13.5
21.1
Dow Jones Utility
14.1
-4.7
23.5
DJIA
15.1
-8.3
12.0
S&P 500

Source: Bloomberg

its five-year transition to a company whose operating earnings are more firmly tied to regulated operations. This transition has positioned us to embark on a five-year, $10-plus billion growth plan to meet the long-term energy needs of our customers.

2010 FINANCIAL PERFORMANCE

In 2010, Dominion earned $3.34 per share in operating earnings, up from $3.27 per share in 2009, well above the midpoint of our original 2010 guidance range of $3.20 per share to $3.40 per share.* Because of strong financial performance, the bottom end of that range increased twice during the year to $3.30 per share. Earnings under Generally Accepted Accounting Principles (GAAP) in 2010 were $4.76, up from $2.17 per share in 2009. The difference between operating and GAAP earnings for 2010 was attributable primarily to the sale of our Appalachian natural gas exploration and production operations, which I will discuss later.

** Based on Non-GAAP Financial Measures. See page 20 for GAAP Reconciliations.*

In 2010, our total shareholder return — that is, our stock's price change over a given year, plus dividends — amounted to 14.8 percent. Our return to investors bested that of the Dow Jones Utility Average, a group of 15 utility stocks including Dominion, which returned 6.5 percent. Your company's total return edged that of the Dow Jones Industrial Average, a major general market index, which posted a 14.1 percent return, and slightly trailed that of the S&P 500, another major general market index, which produced a 15.1 percent total return.

Last year, Dominion returned $1.83 per share in dividends to shareholders, a 4.6 percent increase over 2009. That increase followed 11 percent dividend rate hikes in both 2008 and 2009.

We have accomplished the key elements we wanted to achieve when we started our transformation in 2006. Our credit ratings are stable at the three major rating agencies, and we are positioned to report future dividend and earnings growth from our ongoing infrastructure investments. Here is a summary of our progress, our operating achievements in 2010, and our outlook for the future.

A FIVE-YEAR TRANSFORMATION: 2006 - 2010

In 2006, senior management and the Board of Directors decided on a new direction for Dominion. At the time, there was a growing gap in our Virginia franchise area between demand and available generation — and uncertainty in putting vast amounts of capital into new infrastructure projects. We were producing large amounts of natural gas and oil in wells across the U.S., the Gulf of Mexico and Canada, adding commodity price exposure and volatility to our earnings and the need for significant credit capacity and cash to cover hedging programs. Three-fifths of Dominion's operating earnings were derived from commodity-based businesses, such as gas and oil exploration and production (E&P) and power stations in the Northeast selling electricity into non-regulated markets. That percentage was expected to increase.

Investors asked, Is Dominion a utility? An E&P company? An independent power producer? Our price-to-earnings ratio — a common metric to value a stock — reflected those concerns. Back then our P/E valuation was at a 12 percent discount to the average P/E ratio of the 14 companies we identified as representing our peer group.*

THE 2006 PLAN

Seeking to alleviate investor concerns, senior management unveiled a plan whose philosophy was simple: Reduce risk by shifting the operating earnings mix to focus on regulated businesses and decreasing earnings sensitivity to commodity prices.

We developed a strategy to grow federal- and state-regulated assets. In the Virginia General Assembly, Dominion supported a regulatory model that allowed the State Corporation Commission to set customers' rates while providing forward-looking cost-recovery mechanisms and performance incentives for new infrastructure to meet rising demand. We considered selling

** As of December 31, 2010, our peer companies consisted of Ameren, AEP, Constellation Energy Group, DTE Energy, Duke Energy, Entergy, Exelon, FirstEnergy, NextEra Energy, NiSource, PPL, Progress Energy, Public Service Enterprise Group, and Southern Company. Going forward, CMS Energy and Xcel Energy will be part of Dominion's peer group.*

We do our best to support education, the environment, human services, the arts and many other philanthropic endeavors in the communities we serve.

- Dominion donated $15 million through The Dominion Foundation to more than 1,300 organizations in 2010.
- Our employees volunteered 150,000 hours of their time to improve their communities.
- We donated $4.5 million to EnergyShare in 2010.
- We contributed more than $2 million to support environmental organizations, housing organizations and homeless shelters in 14 states.
- We launched a new competitive higher education grants program in Virginia with a $500,000 donation from the foundation.

assets that did not or were not expected to produce adequate returns on invested capital (ROIC). This would support a strong balance sheet, stable credit ratings, and the ability to provide investors with competitive utility dividends.

EXECUTING THE PLAN

To execute our plan, the company in 2007 divested our non-Appalachian E&P assets for nearly $14 billion. The after-tax proceeds reduced outstanding debt by $3.3 billion and also allowed us to repurchase more than $5.8 billion of common stock, more than 18 percent of the total shares outstanding as of December 31, 2006. Further, as the Virginia General Assembly passed legislation in 2007 to reregulate the state's electric utilities and provide premium returns on equity for critical infrastructure investments, the company focused its efforts on a build-out to serve our customers' needs.

Management continued to reduce commodity and merchant risk and evaluate remaining business lines to ensure that they met our targets for actual and potential ROIC.

As a result, last year we sold the remainder of our E&P operations in the Appalachian region for nearly $3.5 billion, including hundreds of thousands of acres holding Marcellus Shale, one of the largest recoverable gas discoveries in recent years. Because of our pipeline and storage system's strong presence throughout the Marcellus Shale region, we believed it made better business sense to sell our production interests there and instead renew our focus on energy infrastructure. Shareholder capital, we concluded, had more value in improving existing infrastructure and building new products extraction facilities, gathering, storage, and transmission pipelines — infrastructure that would help producers more effectively and efficiently get natural gas to demand centers.

The Appalachian E&P transaction reduced our overall, companywide commodity exposure by an additional 20 percent and annual capital expenditures by $250 million. We used the after-tax proceeds to offset 2010 and 2011 equity needs, buy back common stock, pay down debt and make a contribution to our pension plan.

Based on ROIC considerations, we also closed on the sale of Dominion Peoples, a gas local distribution company serving parts of Pennsylvania, for $780 million and reduced debt with the proceeds. Dominion also divested its interest in Rumford and Morgantown, two small merchant coal-fired power stations in Maine and West Virginia, respectively.

RESULTS OF OUR REPOSITIONING

We have been pleased with the success of our transformation to date. I must admit, however, that timing and, to some extent, luck have played their part. Back in 2006, when we decided to market our non-Appalachian E&P business, we did not know that natural gas and oil prices would plummet or that the Gulf of Mexico would be home to history's largest oil spill. And at that time, when we decided to keep our E&P assets in Appalachia, we had little knowledge of the deep and rich gas reserves in the region's Marcellus Shale.

The execution of our plan has resulted in:

- 71 percent of our operating earnings coming from regulated operations in 2010, up from 42 percent in 2006;*
- Operating earnings per share growth of 35 percent from 2006 to 2010;
- Dividend increases of 33 percent from 2006 to 2010;
- Dominion total shareholder return from January 1, 2006, through December 31, 2010, of 35.9 percent, compared to 21.1 percent for the Dow Jones Utilities, 23.5 percent for the Dow Jones Industrial Average, and 12.0 percent for the S&P 500;
- Stable or improved credit ratings from S&P, Moody's and Fitch. They rate Dominion's senior unsecured debt A-minus, Baa2 and BBB-plus, respectively. S&P's rating marks an improvement over the 2006 rating of BBB. These rating agencies rate Virginia Electric and Power Company senior unsecured debt A-minus, A3 and A-minus, respectively — an improvement from BBB, Baa1 and BBB-plus, respectively; and
- A P/E ratio of an 8 percent premium to that of our peer average, as compared with a previous 12 percent discount.

* *Based on Non-GAAP Financial Measures. See page 20 for GAAP Reconciliations.*

REGULATED GROWTH KEY TO SUCCESS

Expectation of future success is predicated on the continuation of our regulated infrastructure growth plan, which was first introduced in 2006.

Our electric utility franchise in Virginia and North Carolina, which includes approximately 18,400 megawatts of generating capacity, 6,100 miles of electric transmission lines and 56,800 miles of electric distribution lines, serves 2.4 million customer accounts. We also serve 1.3 million gas distribution customer accounts in Ohio and West Virginia and operate a gas transmission pipeline and storage system that serves much of the mid-Atlantic and Northeast.


Targeted Dividend Increase* Dollars per Share
1.46
1.58
1.75
1.83
1.97
2007
2008
2009
2010
2011*

*All dividend declarations subject to Board of Directors approval.

Expectation of future success is predicated on the continuation of our regulated infrastructure growth plan, which was first introduced in 2006.

DOMINION'S TRANSFORMATION & GROWTH – 2006-2015

In 2006, Dominion decided to change direction and unveiled a plan whose philosophy was simple: Reduce risk by shifting the operating earnings mix to focus on regulated businesses and decreasing earnings sensitivity to commodity prices. This transition has positioned your company to embark on a new, five-year, $10-plus billion growth plan to meet the long-term energy needs of our customers.



PLEASE LIFT

DOMINION'S TRANSFORMATION & GROWTH – 2006-2015

Between 2006 and 2010, operating earnings per share grew 35 percent and our shareholders saw growth in the dividend rate of 33 percent. Dominion's five-year transformation and the projects listed below are the principal reasons for higher operating earnings per share and dividends. We expect that our 2011-2015 growth plan will fuel additional EPS and dividend growth.

2006 2007 2008 2009 2010

- Dominion Energy Enhancement
- Dominion Generation Enhancement
- Dominion Virginia Power Enhancement

COVE POINT EXPANSION
DOMINION HUB I
COVE POINT ANCILLARIES
DOMINION HUB III
LADYSMITH 3 & 4
DOMINION HUB II
USA STORAGE
NEDPOWER MOUNT STORM PHASE I
NEDPOWER MOUNT STORM PHASE II
LADYSMITH 5
GENERATION UPRATES
FOWLER RIDGE PHASE I
BEAR GARDEN
VIRGINIA CITY HYBRID ENERGY CENT
MEADOW BROOK TO LOUDOUN
CARSON TO SUFFOLK
PLEASANT VIEW TO HAMILTON

Project start points represent the first official filing date (or projected first filing date) for a project. End points represent the official in-service date (or projected in-service date) for a project. Projects with phased-in service show multiple end dates.



2006 Operating Earnings Mix*

Regulated 42%
Unregulated & Other 58%



4/07 REREGULATION LEGISLATION ENACTED IN VA
4/07 AGREEMENT TO SELL NON-APPALACHIAN E&P
10/07 NEW DIVIDEND POLICY ADOPTED (55% PAYOUT RATIO BY '10)



3/09 VIRGINIA POWER RATE CASE FILING



2010 Operating Earnings Mix*

Regulated 71%
Unregulated & Other 29%

* Based on Non-GAAP Financial Measures. See page 20 for GAAP Reconciliations.



2011 2012 2013 2014 2015

APPALACHIAN GATEWAY

MARCELLUS 404

ATHERING ENHANCEMENT

NORTHEAST EXPANSION

WARREN COUNTY

ER

MOUNT STORM TO DOUBS



2/10 PEOPLES SALE
3/10 VIRGINIA POWER BASE RATE SETTLEMENT APPROVED
4/10 APPALACHIAN E&P SALE
12/10 NEW DIVIDEND POLICY ADOPTED (60-65% PAYOUT RATIO)



2011-2015 Operating Earnings Mix Target

Regulated	65-75%
Unregulated	25-35%

Between 2011 and 2015, we have plans for $10-plus billion in growth capital expenditures, not including potential environmental spending of nearly $2 billion for power stations serving Virginia and North Carolina.

Of the planned growth capital expenditures, 99 percent is budgeted for regulated infrastructure in our electric service area and in regulated gas businesses. Dominion must invest in such infrastructure for three principal reasons.

First, we are anticipating demand growth at our electric utility. Although new connects dropped to about 27,000 in 2010, the utility has historically connected 48,000 new customer accounts each year. PJM Interconnection, a transmission grid operator serving all or parts of 13 states and the District of Columbia, reports that the Dominion Zone has the highest expected electric load growth rate — 2.1 percent per year — of the 20 zones it operates. It further forecasts that over the next decade peak demand growth in Virginia will be the equivalent of adding 1.1 million additional homes to our system.

Second, enormous gas deposit finds in the Marcellus Shale have started a production rush in West Virginia and Pennsylvania. Although we sold our E&P business, we plan to help producers by investing at least $850 million in infrastructure to bring their Marcellus gas to market.

Third, gas and electric distribution systems in Virginia, North Carolina, Ohio and West Virginia need to be upgraded and modernized. These aging wires and pipes must continue to serve customers without interruption and to connect new customers as energy demand grows.

POWERING VIRGINIA

As I have stated in previous letters, Virginia is one of the best states for business, according to both CNBC and Forbes.com. The state is home to many of America's largest military installations, and serves half the nation's Internet flow. Because of its proximity to Washington, D.C., Virginia continues to be largely recession-resistant. Its economy continues to grow.

Three-quarters of our anticipated growth capital expenditures from 2011 to 2015 — or approximately $7.4 billion — is slated for generation, transmission and distribution in the electric utility service area. That figure excludes the more than $5.5 billion already spent from 2006 to 2010 to satisfy demand growth in Virginia and North Carolina.

The list of major projects currently in development or under construction follows. All of these qualify for enhanced returns on generation, transmission and distribution investments either as part of the regulatory compact in Virginia or from the Federal Energy Regulatory Commission:

- **Virginia City Hybrid Energy Center** in Southwest Virginia, a $1.8 billion, 585-megawatt coal- and biomass-fired station. As of January 2011, it was 79 percent complete and expected to be operational in summer 2012. Virginia City construction is on time and on budget.

- **Bear Garden,** a $619 million, 580-megawatt natural gas-fired combined cycle facility. As of January 2011, it was 94 percent complete and is expected to be in service in the second quarter of this year. It too is on time and on budget.

- **Warren County,** a natural gas-fired combined-cycle facility that could supply more than 1,300 megawatts. Dominion received the required air permit in December 2010. During the air permit process, the company reached an accord with the National Park Service by addressing environmental considerations for the nearby Shenandoah National Park. By the time Warren County enters service in late 2014 or early 2015, as part of the air permit process, Dominion plans to have closed its coal-fired North Branch facility, a 74-megawatt station in West Virginia.

- **Renewable generation,** including solar, onshore and offshore wind and biomass. Dominion is in the early stages of developing a 4-megawatt solar facility in Halifax County and is evaluating biomass, onshore wind farms in Virginia and offshore wind farms.

- **Major electric transmission lines** — the Meadow Brook to Loudoun line and Carson to Suffolk line — which are on schedule to be in service mid-year 2011. Two phases of the former are complete and operational. Work continues on the third phase. As of January 2011, the latter was 60 percent complete. Combined, the two 500-kilovolt lines cost $479 million. Both projects are on time and on budget.

- **Mount Storm to Doubs,** a project to rebuild an aging 500-kilovolt line running through Northern Virginia, West Virginia and Maryland. PJM has recommended that the line be rebuilt to alleviate transmission congestion. We filed an application with the State Corporation Commission in January 2011. The line is expected to be completed in 2015.


Regulated Infrastructure Investment Dollars in Billions
Cumulative Planned Growth Capital Expenditures*
2.1
4.8
6.8
8.3
10.1
2011
2012
2013
2014
2015

*All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.


Projected Environmental Spending (Cumulative)* Dollars in Billions
$2.5 billion spent 1998-2010
2.9
3.4
4.3
4.9
5.1
2011
2012
2013
2014
2015

*All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.

- **Smart metering technology,** which is being tested in three demonstration areas of Virginia. It lays the groundwork for long-term reliability and infrastructure improvements and for an evolution of programs that are expected to provide additional benefits to our customers, the environment and our company. Pending the successful completion of testing in the demonstration areas, Dominion anticipates a future filing for full-scale deployment across our Virginia and North Carolina service area.

Excluded from the list above is North Anna 3, a proposed 1,500-megawatt nuclear reactor. Dominion believes new nuclear power should be a major part of the nation's energy mix because it is safe, reliable, dependable and efficient — and does not emit pollutants that may contribute to climate change. In addition, fuel diversity in electric generation is vital to countering price volatility of other fuels.

While we have not yet committed to constructing the new unit, we have selected Mitsubishi Heavy Industries' reactor design. Your company will continue to seek a combined construction and operating license (COL) from the Nuclear Regulatory Commission, which we expect to obtain in 2013. And we are proceeding with preliminary site work, engineering and planning activities. A decision to proceed with a construction schedule at North Anna will not come until we approach receipt of the COL.

GROWTH IN GAS TRANSMISSION, DISTRIBUTION

Over the next five years, your company intends to spend $2.8 billion on regulated gas operations.

To help move larger volumes of conventional and liquefied natural gas, Dominion already has completed projects such as the expansion at Cove Point — Dominion's liquefied natural gas facility in Maryland — and the HUB and Rural Valley projects. All were on time and on budget.

As the price of natural gas has waned, the demand for its use as a fuel for electric production has grown. Prospects for new products extraction, gathering, storage and transmission appear great, both for conventional and, as mentioned previously, Marcellus Shale gas. Over the next five years, we will be investing in infrastructure to meet the needs of the producer community and the marketplace.

Four projects are planned for transporting Marcellus Shale gas — the Northeast Expansion, Marcellus 404, Ellisburg to Craigs, and Sabinsville to Morrisville. The Northeast Expansion, Ellisburg to Craigs, and Sa-


Cleaner Air in Virginia
Percent
Projected emisions reduction
0
-20
-40
-60
-80
-100
SO2 -81%
NOx -80%
Mercury -87%
1998
2000
2002
2004
2006
2008
2010
2015

binsville to Morrisville projects have executed contracts for service, and are in the implementation phase. The Marcellus 404 project is under development, and we are in the process of securing customers. Dominion has identified an additional $1.5 billion in potential growth capital for gas transmission projects not included in the 2011-2015 growth plan.

To bolster Dominion East Ohio's system safety and reliability, we launched a $2.6 billion, 25-year bare steel pipeline replacement program in 2008. The program plans to replace nearly 20 percent of the distribution company's 21,000-mile pipeline system.

INVESTING TO PROTECT THE ENVIRONMENT

There are environmental effects associated with the production of electricity on a large scale. About 70 percent of the nation's electricity comes from burning fossil fuels and combustion of those fossil fuels emits gases into the atmosphere that contribute to air pollution. In addition, many stations use a large amount of water for cooling the turbines that create electricity.

The combustion of fossil fuels also creates greenhouse gas emissions. While climate change laws appear less certain to come from Congress, debate at the U.S. Capitol could return when our nation's economy improves. The U.S. Environmental Protection Agency, on the other hand, has issued several new greenhouse gas regulations and is in the process of issuing additional regulations.

Dominion has spent, or is planning to spend, more than $3.1 billion on environmental improvements at our merchant and utility generating fleet between 1998 and 2015. Already, as a result of these improvements, our mercury, sulfur dioxide and nitrogen oxides emissions in the mid-Atlantic and New England regions have steadily — and dramatically — fallen.

Additional new EPA regulations are likely to set new emissions standards for nitrogen oxides and sulfur dioxide, new standards for handling and disposal of coal combustion byproducts such as fly ash, new air toxic standards for mercury and other hazardous air pollutants, new emissions standards for carbon dioxide and other greenhouse gases, and new standards for cooling water. They could add $2 billion or more in additional environmental spending in the next five years for Dominion.

As the environmental regulatory landscape evolves, we will continue to assess all options to meet both environmental and customer obligations in a way


Cleaner Air in New England Percent
Projected emisions reduction
Dominion began ownership of Dominion New England (Brayton Point, Manchester Street and Salem Harbor Power Stations) January 1, 2005
SO2 -86%
NOx -80%
Mercury -88%
0
-20
-40
-60
-80
-100
1998
2000
2002
2004
2006
2008
2010
2015

that serves the best interests of our shareholders and customers. This may involve installation of additional control equipment, potential early retirement of units, and/or new build or fuel-conversion options.

One example of our environmental spending will be on display this year, when the 500-foot tall cooling towers at the Brayton Point Power Station in Massachusetts begin to become operational. The closed-loop cooling towers are designed to reduce water usage in the Mount Hope Bay by more than 90 percent. Unlike at many power stations across the country, we had the flexibility — and the land — to add cooling towers and other environmental equipment, such as scrubbers, at Brayton.

OUTLOOK FOR 2011, 2012

Considering all these factors, our guidance for 2011 anticipates operating earnings in the range of $3.00 per share to $3.30 per share.*

Principal reasons for lower earnings per share guidance in 2011 as compared to 2010 include several major merchant power stations being taken offline for maintenance, refueling and environmental equipment tie-ins and historically low commodity prices. Indeed, it is possible that 2011 could result in Dominion's first year-over-year operating earnings per share decline since 2005.

At this time, your company expects from 5 to 6 percent earnings growth in 2012 and beyond as a result of fewer merchant outages, commodity price increases, rising energy demand, and construction and operation of new infrastructure in regulated businesses, such as electric utility generation, transmission and distribution and gas transmission and distribution.

FOCUS ON DIVIDENDS

In October 2007, the board set a goal of achieving a 55 percent dividend payout ratio by 2010. Dominion's dividend payout ratio in 2010, based on operating earnings, was 55 percent.**

With the continued transition to a regulated model and the greater predictability that comes from a higher proportion of cash flow and earnings from regulated operations, in December 2010 the board set a new dividend policy to pay out 60 to 65 percent of operating earnings per share to shareholders. The board also increased the annual dividend rate by 14 cents per share — from $1.83 per share in 2010 to $1.97 per share in 2011 — subject to quarterly approval by the directors. As investors view our company as more of a

Dominion believes that rewarding those who own our company and are a large part of its success is important. In sum, our board agrees that increasing the dividend is the right thing to do.

* *See page 20 for GAAP Reconciliation of 2011 Operating Earnings Guidance.*

** *See page 20 for GAAP Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP).*

regulated company, our dividend payout ratio should more closely track that of our regulated peer utilities.

While all dividend declarations are subject to board approval, in light of the 60 to 65 percent payout policy and our earnings growth expectations, you should expect dividend increases to remain consistent with 5 to 6 percent earnings growth in 2012 and beyond.

We strongly believe that growth in our core regulated businesses fuels the need for a dividend increase — even in a year in which operating earnings per share could fall from the previous year. Among the reasons:

First, remember that the company views 2011 as an anomaly. We expect commodity prices — and, consequently, New England power prices — to hit a bottom. We expect to refuel all three of our merchant nuclear reactors, tie in two cooling towers to two units at Brayton, and perform maintenance on turbines at the gas-fired Fairless Energy facility near Philadelphia, which has operated more than expected because of low natural gas costs. Second, consistent with the 2006 plan to transform Dominion, we are changing the profile of investment in our company.

Dominion believes that rewarding those who own our company and are a large part of its success is important. In sum, our board agrees that increasing the dividend is the right thing to do.

THANK YOU

In what has been a year of change — and for Dominion, five years of change — your company continued its transformation into a more regulated company, a company whose earnings are less tied to the vagaries of the commodity markets and more to constructive regulatory structures that recognize the need to build infrastructure now to meet future demand. We have met earnings targets and increased the dividend. We have sold operations that did not fit what we see as part of the Dominion of tomorrow.

While last year was a great year, 2011 could be a tough one. But our employees and shareholders have confidence that Dominion will rise to the challenge.

During the five years of Dominion's transformation, we did what we said we would do, and did it well — thanks in large part to our 16,000 employees and your confidence in our transformation and growth plan. You have good reason to remain confident in your company's direction.

In 2011, this new Dominion will build on five years of stable, predictable earnings, a solid dividend, and promises fulfilled. We are poised to grow, and do so holding steadfast to our core values.

Sincerely,



Thomas F. Farrell II
Chairman, President and CEO

Reconciliation of Operating Earnings (non-GAAP) to Reported Earnings (GAAP)*

(Millions, Except Per Share Amounts)	2006	2007	2008	2009	**2010**
Operating Earnings (non-GAAP)**	$ 1,734	$ 1,619	$ 1,837	$ 1,942	**$ 1,971**
Items excluded from operating earnings (after-tax):					
Net benefit related to the sale of Appalachian E&P operations	—	—	—	—	**1,383**
Work force reduction program	—	—	—	—	**(206)**
Reserve for rate refunds	—	—	—	(435)	**—**
Impairment of merchant generation assets	—	(270)	—	—	**(127)**
Income (loss) from discontinued operations	(345)	36	190	26	**(155)**
Impairment of gas and oil properties	—	—	—	(281)	**—**
Net gain on sale of U.S. non-Appalachian E&P business	—	2,080	(26)	—	**—**
Charges related to the E&P divestitures	(5)	(506)	—	—	**—**
Charges related to early retirement of debt	—	(148)	—	—	**—**
Net gains (losses) or impairments related to the decommissioning trusts	(15)	(19)	(109)	2	**12**
Extraordinary item related to the reapplication of accounting guidance for cost-based regulation	—	(158)	—	—	**—**
Termination of power purchase and sales contracts	—	(137)	—	—	**—**
Other items	11	42	(58)	33	**(70)**
Total after-tax items	(354)	920	(3)	(655)	**837**
Reported Earnings (GAAP)	$1,380	$2,539	$1,834	$1,287	**$ 2,808**
Earnings per common share – diluted:					
Operating Earnings**	$ 2.47	$ 2.47	$ 3.16	$ 3.27	**$ 3.34**
Items excluded from operating earnings	(0.51)	1.41	—	(1.10)	**1.42**
Reported Earnings	$ 1.96	$ 3.88	$ 3.16	$ 2.17	**$ 4.76**

* Prior years' amounts have been recast due to the reclassification of Peoples Natural Gas Company's results to discontinued operations.

** Dominion uses operating earnings as the primary performance measurement of its earnings outlook and results for public communications with analysts and investors. Dominion management believes operating earnings provide a more meaningful representation of the company's fundamental earnings power.

Reconciliation of 2010 Segment Operating Earnings Proportion (non-GAAP) to Reported Earnings Proportion (GAAP)

	Operating Earnings*		**Reported Earnings**	
	Millions	**%**	**Millions**	**%**
Dominion Virginia Power	**$ 448**	**20**	**$ 448**	**16**
Dominion Generation	**1,291**	**58**	**1,291**	**46**
Dominion Energy	**475**	**22**	**475**	**17**
Primary operating segments	**$ 2,214**	**100**	**$ 2,214**	**79**
Corporate and Other	**(243)**		**594**	**21**
Consolidated*	**$ 1,971**		**$ 2,808**	**100**

* See Reconciliation of Operating Earnings to Reported Earnings

Reconciliation of Regulated and Unregulated Operating Earnings Mix (non-GAAP) to Reported Earnings Mix (GAAP)

	2006 Operating Earnings*		2006 As-Reported Earnings		**2010 Operating Earnings***		**2010 As-Reported Earnings**	
	Millions	%	Millions	%	**Millions**	**%**	**Millions**	**%**
Regulated*	$ 732	42	$ 718	52	**$1,404**	**71**	**$1,894**	**67**
Unregulated & Other	1,002	58	662	48	**567**	**29**	**914**	**33**
Consolidated**	$1,734		$1,380		**$1,971**		**$2,808**	

* Excludes Peoples discontinued operations

** See Reconciliation of Operating Earnings to Reported Earnings

Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP)

	2010	
	Data per Common Share	**%**
Total dividends paid per common share	**$ 1.83**	
Operating Earnings – Twelve months ended*	**$ 3.34**	
Dividend payout ratio – operating		**55%**
Reported Earnings – Twelve months ended	**$ 4.76**	
Dividend payout ratio – reported		**38%**

* See Reconciliation of Operating Earnings to Reported Earnings

GAAP Reconciliation of 2011 Operating Earnings Guidance

In providing its full-year 2011 operating earnings guidance, the company notes that there could be differences between expected reported earnings and estimated operating earnings for matters such as, but not limited to, divestitures or changes in accounting principles. At this time, Dominion management is not able to estimate the impact, if any, of these items on reported earnings. Accordingly, the company is not able to provide a corresponding GAAP equivalent for its operating earnings guidance.

DIRECTORS*

William P. Barr
Former Attorney General
of the United States
and Retired
Executive Vice President
and General Counsel,
Verizon Communications, Inc.

Peter W. Brown, M.D.
Physician,
Virginia Surgical
Associates, P.C.

George A. Davidson, Jr.
Retired Chairman,
Dominion Resources, Inc.

Helen E. Dragas
President and
Chief Executive Officer,
The Dragas Companies
(real estate development firm)

Thomas F. Farrell II
Chairman, President and
Chief Executive Officer,
Dominion Resources, Inc.

John W. Harris
President and
Chief Executive Officer,
Lincoln Harris LLC
(real estate consulting firm)

Robert S. Jepson, Jr.
Chairman and
Chief Executive Officer,
Jepson Associates, Inc.
(private investments)

Mark J. Kington
Managing Director,
X-10 Capital
Management, LLC
(investments)

Margaret A. McKenna
President,
The Wal-Mart Foundation

Frank S. Royal, M.D.
Healthcare Professional and
Physician

Robert H. Spilman, Jr.
President and
Chief Executive Officer,
Bassett Furniture Industries

David A. Wollard
Founding Chairman
of the Board, Emeritus,
Exempla Healthcare



Dominion Board of Directors (left-to-right) – *back row:* Robert H. Spilman, Jr., Mark J. Kington, Robert S. Jepson, Jr.; *middle row:* William P. Barr, George A. Davidson, Jr., Helen E. Dragas, John W. Harris, Peter W. Brown, M.D.; *front row:* Frank S. Royal, M.D., Thomas F. Farrell II, David A. Wollard, Margaret A. McKenna

*As of February 1, 2011

EXECUTIVE LEADERSHIP

Thomas F. Farrell II*
Chairman, President and
Chief Executive Officer

Mark F. McGettrick*
Executive Vice President and
Chief Financial Officer

Paul D. Koonce*
Executive Vice President and
Chief Executive Officer,
Dominion Virginia Power

David A. Christian*
Chief Executive Officer,
Dominion Generation

Gary L. Sypolt*
Chief Executive Officer,
Dominion Energy

Robert M. Blue*
Senior Vice President,
Law, Public Policy
and Environment

Mary C. Doswell
Senior Vice President,
Alternative Energy Solutions,
Dominion Resources Services

James K. Martin
Senior Vice President,
Regulatory Affairs,
Dominion Resources Services

Steven A. Rogers*
Senior Vice President and
Chief Administrative Officer

Carter M. Reid
Vice President, General Counsel
and Corporate Secretary

OTHER SENIOR LEADERS

David A. Heacock*
President and
Chief Nuclear Officer,
Dominion Nuclear

M. Stuart Bolton
Senior Vice President,
Dominion Resources Services

G. Scott Hetzer
Senior Vice President,
Tax and Treasurer

M.E. "Lyn" McDermid
Senior Vice President and
Chief Information Officer,
Dominion Resources Services

Charles E. Roberts
Senior Vice President,
Producer Services,
Dominion Resources Services

Thomas P. Wohlfarth
Senior Vice President,
State Electric Regulation,
Dominion Resources Services

Ashwini Sawhney*
Vice President, Accounting and
Controller

Anne E. Bomar
Senior Vice President and
General Manager,
Dominion East Ohio

Diane G. Leopold
Senior Vice President,
Business Development and
Generation Construction,
Dominion Generation

J. David Rives
Senior Vice President,
Fossil and Hydro,
Dominion Generation

Paul E. Ruppert
Senior Vice President,
Dominion Transmission

Fred G. Wood, III
Senior Vice President,
Financial Management,
Dominion Generation

As of February 1, 2011
*Executive Officer pursuant to Securities and Exchange Commission rules

SHAREHOLDER INFORMATION

Dominion Resources Services, Inc. is the transfer agent and registrar for Dominion's common stock. Our Shareholder Services staff provides personal assistance for any inquiries Monday through Friday from 9 a.m. to noon and from 1 p.m. to 4 p.m. (ET). In addition, automated information is available 24 hours a day through our voice-response system.

1 (800) 552-4034 (toll-free) 1 (804) 775-2500

Major press releases and other company information may be obtained by visiting our website at www.dom.com. Registered shareholders also may obtain account-specific information by visiting this site. To sign up for this service, visit www.dom.com, click "Investors" and then "Access Your Account Online." Once you have accessed the sign-in page, click "First Time Visitor" in the upper-left corner of the screen and follow the directions for "New Member Sign Up." After you have signed up, you will be able to monitor your account, make changes and review your Dominion Activity Statements at your convenience.

Direct Stock Purchase Plan

You may buy Dominion common stock through Dominion Direct®. Please contact Shareholder Services for a prospectus and enrollment form or visit www.dom.com and click "Investors," and then select "Dominion Direct."

Common Stock Listing

New York Stock Exchange Trading symbol: D

Common Stock Price Range

	2010		2009	
	High	Low	High	Low
First Quarter	$ 41.61	$ 36.12	$ 37.18	$ 27.15
Second Quarter	42.56	38.05	33.93	28.70
Third Quarter	44.94	38.59	34.84	32.10
Fourth Quarter	45.12	41.13	39.79	33.15
Year	$ 45.12	$ 36.12	$ 39.79	$ 27.15

Dividends on Dominion common stock are paid as declared by the board. Dominion paid 45.75 cents per share in each quarter of 2010. Dividends are typically paid on the 20th of March, June, September and December. Dividends can be paid by check or electronic deposit, or they may be reinvested.

Annual Meeting

This year's Annual Meeting of Shareholders of Dominion Resources, Inc., will be held Thursday, May 12, at 9:30 a.m. (ET) at The Boar's Head Inn, 200 Ednam Drive, Charlottesville, Virginia.

Performance Graph

The table and graph below show the five-year cumulative total returns based on an initial investment of $100.00 in Dominion common stock with all dividends reinvested compared with the S&P 500 Index, and the S&P 500 Utilities Index.

Indexed Returns

	Value of Investment at December 31					
	2005	2006	2007	2008	2009	2010
Dominion	100.00	112.55	131.66	103.30	118.30	**135.86**
S&P 500	100.00	115.79	122.16	76.96	97.33	**111.99**
S&P 500 Utilities	100.00	120.99	144.43	102.58	114.79	**121.06**

Comparison of Cumulative Five Year Total Return Dollars



200
150
100
50
Dominion
S&P 500
S&P 500 Utilities
$135.86
$121.06
$111.99
2005
2006
2007
2008
2009
2010

Source: Standard & Poor's

Photo Captions:

Front Cover: The Virginia City Hybrid Energy Center is a 585-megawatt clean coal- and biomass-fired power station under construction in Southwest Virginia. Scheduled to be operational in summer 2012, the $1.8 billion facility will help power the 2.4 million customer accounts served by Dominion Virginia Power.

Inside Front Cover: A Dominion crew restores power in Northern Virginia after a major snow storm in February 2010. The company's linemen help tend to a Dominion Virginia Power electric grid consisting of 6,100 miles of transmission lines and 56,800 miles of distribution lines. The average customer went without power less than two hours in 2010, excluding major storms.

Pages 2 and 3, Background: Under construction, and 94 percent complete as of January 2011, is the Bear Garden facility in Central Virginia. The $619 million, 580-megawatt power station will use clean-burning natural gas and provide power to nearly 150,000 homes and businesses in Virginia and North Carolina.

Page 2, Top Right: Dominion Virginia Power lineman Wayne Henry makes it his mission to keep our customers' lights on. Virginia Power connected almost 27,000 new customers in 2010.

Page 2, Middle Right: Dominion East Ohio's bare steel pipeline replacement program, a 25-year, $2.6 billion project, began in 2008 and will increase system safety and reliability.

Page 2, Bottom Right: 500-foot, closed-loop cooling towers will be tied into Brayton Point Power Station in Massachusetts in 2011 and 2012. They are designed to reduce water usage in the Mount Hope Bay by more than 90 percent. The towers are part of a $2.5 billion investment in the environment made at Dominion's regulated and merchant generation fleet since 1998.

Page 11: The gas-fired Bear Garden station is expected to come online in the second quarter of this year.

Page 12: Between 2006 and 2010, Dominion invested nearly $2.5 billion in new and upgraded transmission and distribution infrastructure at its electric utility. An additional $3.7 billion in growth capital expenditures are targeted for transmission and distribution infrastructure from 2011 to 2015.

Page 13: An expansion at our Cove Point liquefied natural gas facility in Maryland became operational in 2009. Cove Point is part of Dominion's storage and pipeline network that serves gas-hungry markets in the mid-Atlantic and the Northeast.

Credits:

Design: Graphic Expression Inc.,
New York, New York

Printing: The Hennegan Company,
Florence, Kentucky

Photography: Bill Taufic: page 13
Judith (Judi) Box: page 2 middle
Cameron Davidson: page 2 top; page 12
Ted Kawalerski: front cover; inside-front-cover; pages 2-3 background; page 2 bottom; page 11;
Doug Buerlein: page 6; page 21 – taken at the Virginia Museum of Fine Arts



Shareholder Inquiries
Shareholder.Services@dom.com
Dominion Resources Services, Inc.
Shareholder Services
P.O. Box 26532
Richmond, Virginia
23261-6532

Corporate Street Address
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Mailing Address
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia
23261-6532

Website
www.dom.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Richmond, Virginia

Additional Information
Copies of Dominion's Summary Annual Report, Proxy Statement and reports on Form 10-K, Form 10-Q and Form 8-K are available without charge. These items may be viewed by visiting www.dom.com, or requests for these items can be made by writing to:

Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia
23261-6532


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